SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  AMENDMENT TO
                               (AMENDMENT NO. 30)

                                  -------------

                                 PUBLIC STORAGE
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $.10 PAR VALUE
                         (Title of Class of Securities)


                                   74460D-10-9
                                 (CUSIP Number)

                                  -------------

                                 DAVID GOLDBERG
                               701 WESTERN AVENUE
                         GLENDALE, CALIFORNIA 91201-2397
                            (818) 244-8080, EXT. 1529

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  -------------

                                SEPTEMBER 2, 2009
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         B. Wayne Hughes
--------------------------------------------------------------------------------



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)      X

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

         PF, OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                    3,515,722(1)
                           -----------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER
     Owned By                   0
                           -----------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                   3,515,722(1)
                           -----------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER
                                0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,515,722(1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.1%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON REPORTING

         IN
--------------------------------------------------------------------------------

(1) Includes shares held indirectly. Percentage of class based on number of shares outstanding at August 5, 2009.

--------------------------------------------------------------------------------
1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         B. Wayne Hughes, Jr.
--------------------------------------------------------------------------------



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)      X

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

         PF, BK, OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United State of America
--------------------------------------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                    5,936,419(1)
                           -----------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER
     Owned By                   11,348(2)
                           -----------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                   5,936,419(1)
                           -----------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER
                                11,348(2)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,947,767 (1,2)
--------------------------------------------------------------------------------

12. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN
    SHARES

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.5%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON REPORTING

         IN
--------------------------------------------------------------------------------

(1) Includes shares held indirectly and shares beneficially owned by spouse and children. Percentage of class based on number of shares outstanding at August 5, 2009.

(2) Includes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Tamara Hughes Gustavson.

--------------------------------------------------------------------------------
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tamara Hughes Gustavson (formerly Tamara L. Hughes)
--------------------------------------------------------------------------------



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)      X

--------------------------------------------------------------------------------

3.  SEC USE ONLY

--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS

         PF, OO
--------------------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
    Number of              7.  SOLE VOTING POWER
      Shares                    21,240,121(1)
                           -----------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER
     Owned By                   11,348(2)
                           -----------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER
    Reporting                   21,240,121(1)
                           -----------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER
                                11,348(2)
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         21,240,121 (1,2)
--------------------------------------------------------------------------------

12. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON CERTAIN
    SHARES

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.5%
--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON REPORTING

         IN
--------------------------------------------------------------------------------

(1) Includes shares held indirectly and shares beneficially owned by spouse and children. Percentage of class based on number of shares outstanding at August 5, 2009.

(2) Excludes 11,348 shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson.

         This Amendment to Amendment No. 30, which corrects the original Amendment No. 30 (this "Amendment") amends and supplements the Statement on
Schedule 13D, as amended (the "Schedule 13D"), relating to the shares of common stock, par value $.10 per share, of Public Storage, Inc., the predecessor of Public Storage (the "Issuer"), previously filed by B. Wayne Hughes, B. Wayne Hughes, Jr. and Tamara Hughes Gustavson (together, the "Reporting Persons" or the "Hughes Family"). This Amendment is being filed to update the Schedule 13D in light of certain recent events.

         Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D, and unless amended or supplemented hereby, all information previously filed remains in effect.

ITEM 4.  PURPOSE OF THE TRANSACTION

Item 4 is hereby amended to add the following:

         Between August 24 and September 14, 2009, entities affiliated with B. Wayne Hughes sold a total of 3,100,000 shares of beneficial interest (the "Shares") in the open market. Mr. Hughes disclaims beneficial ownership of such Shares.

         The Hughes Family intend to review their investments in the Issuer on a continuing basis and may, at any time, consistent with the Hughes Family's obligations under the Issuer's declaration of trust (as impacted by the waiver granted by the board of directors of the Issuer's predecessor to acquire additional Shares) and under the federal securities laws, determine to increase or decrease their ownership of Shares through purchases or sales of Shares in the open market or in privately negotiated transactions. In reaching any conclusion as to their future course of action, the Hughes Family will take into consideration various factors, such as the Hughes Family's financial condition and financial plans, other developments concerning the Hughes Family, the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Issuer and general economic and stock market conditions, including, but not limited to, the market price of the Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of September 17, 2009, each Reporting Person owned (or was deemed to own) the aggregate number of Shares set forth below opposite his or her name. Such Shares constitute approximately 18.1% in the aggregate of the approximate total number of Shares outstanding on August 5, 2009.


                                                                           Approximate % of
 Reporting Person                                     No. of Shares       Shares Outstanding
 ----------------                                     -------------       -------------------
 B. Wayne Hughes                                       3,515,722 (1)              2.1%
 B. Wayne Hughes, Jr. and Tamara Hughes Gustavson         11,348 (2)              0.0%
 B. Wayne Hughes, Jr.                                  5,936,419 (3)              3.5%
 Tamara Hughes Gustavson                              21,240,121 (4)             12.5%


     (1) Includes Shares held indirectly.

     (2) Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

     (3) Includes Shares owned indirectly by Mr. Hughes, Jr. and shares beneficially owned by Mr. Hughes, Jr.'s spouse and children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

     (4) Includes Shares owned indirectly by Ms. Gustavson and shares owned beneficially by Ms. Gustavson's spouse and children. Excludes Shares held of record jointly by Mr. Hughes, Jr. and Ms. Gustavson as to which they have joint voting and dispositive power.

         During the 60-day period ending September 14, 2009 and subsequent to the date through September 17, 2009, the Reporting Persons purchased or sold the number of Shares in the transactions, on the transaction dates and at the prices per Share (not including commissions) set forth below opposite his, her or its name.


Reporting Person        Transaction Date   No. of Shares Sold    Price Per Share    Type of Transaction
----------------        ----------------   ------------------    ---------------    -------------------
B. Wayne Hughes (1)         8/26/09              50,000              $70.791        Open Market (NYSE)
B. Wayne Hughes (2)         8/24/09             200,000              $70.8666       Open Market (NYSE)
B. Wayne Hughes (2)         8/25/09             300,000              $70.7011       Open Market (NYSE)
B. Wayne Hughes (3)         8/25/09              72,900              $71.00         Open Market (NYSE)
B. Wayne Hughes (3)         8/26/09             377,100              $70.5807       Open Market (NYSE)
B. Wayne Hughes (1)         8/27/09             150,000              $70.4253       Open Market (NYSE)
B. Wayne Hughes (2)         8/27/09             150,000              $71.6359       Open Market (NYSE)
B. Wayne Hughes (2)         8/28/09             317,800              $71.359        Open Market (NYSE)
B. Wayne Hughes (2)         8/31/09             182,200              $70.6889       Open Market (NYSE)
B. Wayne Hughes (2)         9/2/09               40,100              $68.252        Open Market (NYSE)
B. Wayne Hughes (2)         9/3/09               59,900              $68.2088       Open Market (NYSE)
B. Wayne Hughes (2)         9/8/09              100,000              $70.00         Open Market (NYSE)
B. Wayne Hughes (3)         9/8/09              250,000              $70.147        Open Market (NYSE)
B. Wayne Hughes (3)         9/9/09              150,000              $70.6025       Open Market (NYSE)
B. Wayne Hughes (3)         9/10/09             103,800              $71.1296       Open Market (NYSE)
B. Wayne Hughes (1)         9/11/09             418,400              $70.0693       Open Market (NYSE)
B. Wayne Hughes (1)         9/14/09              31,600              $70.00         Open Market (NYSE)
B. Wayne Hughes (2)         9/11/09             146,200              $71.4093       Open Market (NYSE)


(1) Represents sales by Japanese Village, LLC. Mr. Hughes disclaims beneficial ownership of these Shares.
(2) Represents sales by Quarterhorse Equities, LLC. Mr. Hughes disclaims beneficial ownership of these Shares.
(3) Represents sales by 5420 Sunset Boulevard LP, LLC. Mr. Hughes disclaims beneficial ownership of these Shares.

         To the best of the Reporting Persons' knowledge, except as disclosed herein, none of the Reporting Persons has any beneficial ownership of any Shares as of September 17, 2009, engaged in any transaction in any Shares during the 60-day period ending September 14, 2009 and subsequent to that date through September 17, 2009.

         Except as disclosed herein, no other person is known to the Reporting Persons to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 8: Power of Attorney, dated as of March 9, 2006 (incorporated by reference to Exhibit 8 to Amendment No. 25 on Schedule 13D/A filed on March 9, 2006).

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                         *
                                         ---------------------------------------
                                         B. Wayne Hughes

                                                         *
                                         ---------------------------------------
                                         B. Wayne Hughes, Jr.

                                                         *
                                         ---------------------------------------
                                         Tamara Hughes Gustavson

September 25, 2009

* David Goldberg as attorney-in-fact

/s/ David Goldberg
------------------------------------
David Goldberg